July 22, 2024

Andrew Hubacker
Chief Financial Officer
UWM Holdings Corporation
585 South Boulevard E.
Pontiac, MI 48341

       Re: UWM Holdings Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-39189
Dear Andrew Hubacker:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance